UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                               FORM 12b-25

                        NOTIFICATION OF LATE FILING

(Check one): [ ] Form 10-K
             [ ] Form 20-F
             [ ] Form 11-K
             [X] Form 10-Q
             [ ] Form 10-D
             [ ] Form N-SAR
             [ ] Form N-CSR

For Period Ended: June 2, 2007
                  ------------

[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:_________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                              CalAmp Corp.
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                         Full Name of Registrant

           ---------------------------------------------------------
                        Former Name if Applicable

                           1401 N. Rice Avenue
           ---------------------------------------------------------
            Address of Principal Executive Office (Street and Number)

                           Oxnard, CA 93030
           ---------------------------------------------------------
                        City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
    (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

 [X](b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or Portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

    (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

CalAmp Corp. (the "Company") is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 2, 2007 (the "Form 10-Q") by July 12, 2007. However, the Company expects to file the Form 10-Q within the five calendar day extension provided by this Form 12b-25 submission. Recent developments regarding a previously disclosed product performance issue with a key Direct Broadcast Satellite (DBS) customer affected the financial information to be contained in the Form 10-Q and required additional analysis in order to incorporate it therein.


PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Richard Vitelle           (805)                987-9000
----------------        -----------      -------------------
     (Name)             (Area Code)       (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof ? [X] Yes [ ] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed by the Company in a press release dated July 11, 2007 that was filed on Form 8-K of same date, as a result of a $16 million pre-tax charge relating to a product performance issue with a key DBS customer, the Company anticipates that it will record a net loss for the fiscal 2008 first quarter in the range of $0.47 to $0.49 per share. The first quarter of last year had a net loss per share of $1.47 due to a $29.8 million impairment charge and a write-off of in-process research and development of $6.9 million.


                                CalAmp Corp.
                 --------------------------------------------
                 (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date July 12, 2007                       By  /s/ Richard K. Vitelle
     -------------                           ----------------------
                                             Richard K. Vitelle
                                             Vice President - Finance
                                             Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                  ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).